Prestige Wealth Inc.

December 2, 2022

Via EDGAR

Mr. David Gessert

Ms. Susan Block

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Registration Statement on Form F-1

Filed October 25, 2022

File No. 333-267999

Dear Mr. Gessert and Ms. Block:

This letter is in response to the letter dated November 21, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No.1 to the registration statement on Form F-1 (“Amendment No.1 to the Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1 filed October 25, 2022

General

1. We note your response to our prior comment number 2 and reissue in part. Please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the company are “investment securities” for the purposes of Section 3 of the Investment Company Act. Additionally, identify the percentage of the value of the company’s total assets that are “investment securities.” As part of your response, please also include an analysis of any exemptions you rely upon, if applicable, or advise. As part of your analysis, please discuss the funds your subsidiaries manage. We note disclosure that your growth strategy includes growing subsidiaries’ asset management business to include a larger number of funds and diversify the types of funds.

Response: In response to the Staff’s comment, we revised our disclosure on page 33 of Amendment No.1 to the Registration Statement to disclose that the Company and our subsidiaries do not hold any “investment securities” for purposes of Section 3 of the Investment Company Act. We also added relevant disclosure to explain the calculation of unconsolidated assets. Since we do not hold any “investment securities,” we did not include any analysis of any exemptions we would rely upon. As part of our analysis, we added a discussion about the funds that our subsidiaries manage to clarify we do not intend to operate as an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940.

Cover page

2. Disclose on your cover page whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares. Please ensure the disclosure regarding NASDAQ approval is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No.1 to the Registration Statement to disclose that the closing of our offering is contingent upon the final approval of our Nasdaq listing application. In addition, we have revised our disclosure on page 38 in the risk factors section of Registration Statement on Form F-1 to disclose that, assuming we satisfy the initial listing requirements of Nasdaq, if we are unable to satisfy the criteria of Nasdaq for maintaining our listing, our securities could be subject to delisting, which would have a negative effect on the liquidity and value of our ordinary shares. We confirm that our disclosure regarding Nasdaq approval is consistent with our underwriting agreement.

Risk Factors, page 15

3. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment, we have included a separate risk factor on page 46 in the risk factors section of Amendment No.1 to the Registration Statement to discuss the potential for rapid and substantial price volatility, the known factors particular to our offering that may add to this risk, and the risks to investors when investing in stock where the price is changing rapidly. We confirm we have clearly stated that such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

Allowance for doubtful accounts, page 73

4. We note your disclosure that you recorded an allowance for doubtful accounts of $591,290, as of March 31, 2022 since all means of collection have been exhausted and the potential for recovery is considered remote. We also note that a significant portion of the receivables are over one year past due. Please tell us why you have not charged-off any receivables considering the guidance in ASC 310-10-35-41 indicates that a receivable balance should be charged-off in the period deemed uncollectible.

Response: In response to the Staff’s comment, we revised our disclosure on pages 73 and F-38 of Amendment No.1 to the Registration Statement to disclose that we charged-off the receivables in the amount of $591,290 as of March 31, 2022 since all means of collection have been exhausted and the potential for recovery is considered remote. As a result, there are no receivables over one year past due in the table of aging.

Our Wealth Management Revenue Generation, page 106

5. We note your disclosure that, “For the fiscal year ended September 30, 2020, we accrued referral fees for 19 policy originations in the amount of $1,463,172, and the total amount of annual origination premium for those policies was $2,321,222.” Please revise to clarify what the $2,321,222 represents. The current disclosure appears to indicate that your referral fees were 63% of the premiums. Please revise similar disclosure for other periods in this section.

Response: In response to the Staff’s comment, we revised our disclosure on page 107 of Amendment No.1 to the Registration Statement to clarify that the total amount of annual origination premium of $2,321,222 represents the total amount of the annual premium for the policy origination paid by clients for the fiscal year ended September 30, 2020. The referral fee rate for the fiscal year ended September 30, 2020 was 15.06%, which was disclosed on pages 57, 64 and 106 of Amendment No.1 to the Registration Statement, along with the referral fee rates for other periods, and such figures were calculated on the basis of the total policy premiums, instead of the annual premiums in the respective period.

6. Please reconcile your disclosure on page 107 that the three policies originated during the six months ended March 31, 2022 had annual origination premium of $2,882,260 to your disclosure on page 3 that the average premium for these three policies was approximately $9.6 million.

Response: In response to the Staff’s comment, we revised our disclosure on page 107 of Amendment No.1 to the Registration Statement to reconcile our disclosure on page 107 to our disclosure on page 3, and clarified that the three policies originated during the six months ended March 31, 2022 have a 10-year term, the total premiums of these policies amounted to $28,806,000, with annual premium for the three policy originations totaling $2,880,600, and an average premium of approximately $9.60 million for each policy.

Contract Assets, page F-15

7. Please refer to comment 13. Please revise your line item entitled “Net off amount payment due” in the roll forward table on page F-1 and used in several other tables throughout the filing, to clarify what this represents. It appears that this activity may represent the reclassification of contract assets to receivables as the result of rights to consideration becoming unconditional.

Response: In response to the Staff’s comment, we revised our disclosure on pages F-16 and F-36 of Amendment No.1 to the Registration Statement to revise the line item entitled “Net off amount payment due” to “Amounts billed to customers” in the roll forward tables and clarify the amounts billed to customers represents the reclassification of contract assets to receivables as the result of rights to consideration becoming unconditional.

8. We note your disclosure on page F-15 that “The contract assets will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date.” This disclosure appears to contradict disclosure on the same page that states, “The contract assets will increase when the Company recognizes it and will decrease when the payment is due and be reclassified to a receivable.” Please revise to clarify your accounting policy regarding reclassification of contract assets to receivables.

Response: In response to the Staff’s comment, we revised our disclosure on pages F-15 and F-36 of Amendment No.1 to the Registration Statement to clarify the accounting policy regarding reclassification of contract assets to receivables. We deleted the disclosure that “The contract assets will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date.”

Note 5. Prepaid expenses and other assets, page F-39

9. Please tell us how you considered whether to write-off the prepaid deposit for acquisition considering you have not received any re-payments for 2 years. Also, please tell us, and revise MD&A as appropriate, to discuss the status of any legal proceedings or other plans to recover the amounts due.

Response: In response to the Staff’s comment, we revised our disclosure on pages 73 and F-39 of Amendment No.1 to the Registration Statement to disclose how the Company considered whether to write-off the prepaid deposit for acquisition and discuss the status of legal procedures and the Company’s plans to recover the amounts due or write-off the balance. We also added disclosure to clarify that we have not written-off certain prepaid deposit for acquisition because we are preparing to initiate arbitration proceedings in an attempt to collect the prepaid balance, and we will consider writing off any balance if the probability of recovering the prepaid deposit for acquisition is low based on how arbitration proceedings progress and after discussions with our counsel in the next few months.

Exhibit Index

Exhibit 5.1 - Opinion of Conyers Dill & Pearman regarding the validity of the Ordinary Shares being registered, page II-4

10. We note that the opinion of counsel refers to the registration of “up to 2,500,000 ordinary shares.” We further note that your fee table (Exhibit 107) registers 2,875,000 of your ordinary shares, which amount appears to include the underwriter’s over-allotment option, and that you will issue to the underwriter warrants to purchase a number of ordinary shares equal to 7% of the total number of ordinary shares sold in this offering. Please provide an opinion of counsel that opines on the legality of the total number of shares being registered and issued. Additionally, please confirm that you have registered the full amount of shares underlying the underwriter’s warrants in the event the over-allotment option is exercised, or revise accordingly.

Response: In response to the Staff’s comment, we have provided an opinion of our Cayman counsel that opines on the legality of the total number of ordinary shares being registered and issued (Exhibit 5.1). We have revised our filing fee table (Exhibit 107) and we confirm that we have registered the full amount of shares underlying the underwriter’s warrants in the event the over-allotment option is exercised.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hongtao Shi
Name:	Hongtao Shi
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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